                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes ___ No X
                                            ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of Korea Electric Power Corporation

We have audited the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the "Company") as of December 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea South-East Power Co., Ltd., which statements reflect 23.0 percent of the total non-consolidated assets as of December 31, 2003 and 32.2 percent of non-consolidated income before income tax for the year ended. Also, we did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd and 3 other power generating subsidiaries, which statements reflect 30.4 percent of the total non-consolidated assets as of December 31, 2002 and 35.1 percent of non-consolidated income before income tax for the year ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the financial accounting standards in the Republic of Korea (see Note 2).

The translated amounts in the accompanying financial statements have been translated in to U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As discussed in Note 18, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to W343,026 million and W14,792,969 million, respectively, for the year ended December 31, 2003 and W371,643 million and W13,713,243 million, respectively, for the year ended December 31, 2002. Related receivables and payables amount to W23,296 million and W1,241,020 million, respectively, as of December 31, 2003 and W31,954 million and W1,172,012 million, respectively, as of December 31, 2002.

As discussed in Note 1, the Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

As discussed in Note 2, in 2003, the Company adopted Statements of Korea Accounting Standards ("SKAS") No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring after the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice as well as the Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises.

Anjin Deloitte LLC

Seoul, Korea
February 11, 2004

                                Notice to Readers

This report is effective as of February 11, 2004, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

                        KOREA ELECTRIC POWER CORPORATION

                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                   Translation into
                                                                   Korean Won                    U.S. Dollars (Note 2)
                                                      ---------------------------------  ----------------------------------
                                                             2003             2002              2003              2002
                                                      ---------------- ----------------  ----------------  ----------------
                       ASSETS                                    (In millions)                     (In thousands)
                       ------
Property, Plant and Equipment (Notes 3 and 18):
   Utility plant                                      W    37,235,281  W    34,432,035   $    31,086,392   $    28,746,063
   Less: accumulated depreciation                          (7,472,373)      (5,939,623)       (6,238,414)       (4,958,777)
   Less: construction grants                               (2,758,789)      (2,321,138)       (2,303,213)       (1,937,834)
                                                      ---------------  ---------------   ---------------   ---------------
                                                           27,004,119       26,171,274        22,544,765        21,849,452
   Construction in-progress                                 2,266,928        1,986,138         1,892,577         1,658,155
                                                      ---------------  ---------------   ---------------   ---------------
                                                           29,271,047       28,157,412        24,437,342        23,507,607
                                                      ---------------  ---------------   ---------------   ---------------

Investments and others:
   Investment securities (Note 6)                          23,865,369       22,239,278        19,924,335        18,566,771
   Long-term loans (Note 7)                                   142,368          128,656           118,858           107,410
   Long-term other account receivables, net of
     discount on present value of W35,576 million
     in 2003 and W42,034 million in 2002 and
     allowance for doubtful accounts of W15,500
     million in 2003                                          213,924          388,924           178,598           324,699
   Currency and interest rate swaps (Note 14)                 124,345          320,641           103,812           267,692
   Intangibles (Note 4)                                       144,367           94,874           120,527            79,206
   Other non-current assets (Note 13)                         143,111          130,074           119,480           108,593
                                                      ---------------  ---------------   ---------------   ---------------
                                                           24,633,484       23,302,447        20,565,610        19,454,371
                                                      ---------------  ---------------   ---------------   ---------------

Current assets:
   Cash and cash equivalents (Note 13)                        366,817          610,056           306,242           509,314
   Trade receivables, net of allowance for
     doubtful accounts of W 27,787 million in
     2003 and W 21,588 million in 2002
     (Notes 13 and 18)                                      1,501,949        1,400,411         1,253,923         1,169,152
   Other account receivables, net of allowance for
     doubtful accounts of W 14,184 million in
     2003 and W 3,007 million in 2002 (Notes
     13 and 18)                                               434,648          228,101           362,872           190,433
   Short-term financial instruments                            61,000           79,000            50,927            65,954
   Short-term loans (Note 7)                                    9,267            8,450             7,736             7,055
   Inventories (Note 8)                                        78,796           65,217            65,783            54,448
   Other current assets (Note 6)                              112,654           94,519            94,048            78,911
                                                      ---------------  ---------------   ---------------   ---------------
                                                            2,565,131        2,485,754         2,141,531         2,075,267
                                                      ---------------  ---------------   ---------------   ---------------
        Total Assets                                  W    56,469,662  W    53,945,613   $    47,144,483   $    45,037,245
                                                      ===============  ===============   ===============   ===============

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                  Translation into
                                                                    Korean Won                  U.S. Dollars (Note 2)
                                                       --------------------------------   --------------------------------
                                                             2003             2002              2003             2002
                                                       ---------------  ---------------   ---------------  ---------------
SHAREHOLDERS' EQUITY AND LIABILITIES                             (In millions)                     (In thousands)
------------------------------------
Shareholders' equity (Notes 6 and 9):
   Common stock                                        W     3,203,743  W     3,200,504   $     2,674,689   $    2,671,986
   Capital surplus                                          14,373,779       14,311,579        12,000,149       11,948,221
   Retained earnings
     Appropriated                                           17,899,939       15,351,474        14,944,013       12,816,391
     Unappropriated (Net income of W 2,315,938
         million in 2003 and W 3,059,815 million in
         2002)                                               2,315,938        3,059,815         1,933,493        2,554,530
   Capital adjustments:                                       (150,681)          35,707          (125,798)          29,811
                                                       ---------------  ---------------   ---------------  ---------------
         Total Shareholders' Equity                         37,642,718       35,959,079        31,426,546       30,020,939
                                                       ---------------  ---------------   ---------------  ---------------

Long-term liabilities:
   Long-term debt (Note 11)                                  9,640,665        9,973,313         8,048,643        8,326,359
   Accrued severance indemnities, net (Note 2)                 316,408          226,609           264,158          189,187
   Reserve for self insurance                                   87,926           82,537            73,406           68,907
   Currency and interest rate swaps (Note 14)                  178,283          468,900           148,842          391,467
   Financial lease liabilities (Note 12)                           372            4,993               310            4,168
   Deferred income tax liabilities (Note 17)                 1,462,016        1,354,128         1,220,585        1,130,513
   Other long-term liabilities                                 486,981          325,533           406,564          271,776
                                                       ---------------  ---------------   ---------------  ---------------
                                                            12,172,651       12,436,013        10,162,508       10,382,377
                                                       ---------------  ---------------   ---------------  ---------------
Current liabilities:
   Trade payables (Note 18)                                  1,256,526        1,238,749         1,049,028        1,034,186
   Other accounts payable (Note 18)                            571,772          552,350           477,352          461,137
   Short-term borrowings (Note 11)                              16,245                -            13,562                -
   Current portion of long-term debt (Note 11)               4,026,376        2,454,722         3,361,476        2,049,359
   Current portion of financial lease liabilities
     (Note 12)                                                   4,276            8,538             3,570            7,128
   Income tax payable                                          164,170          682,777           137,059          570,025
   Accrued expenses                                            146,094          166,144           121,968          138,708
   Dividends payable                                             2,324            2,153             1,940            1,798
   Other current liabilities                                   466,510          445,088           389,474          371,588
                                                       ---------------  ---------------   ---------------  ---------------
                                                             6,654,293        5,550,521         5,555,429        4,633,929
                                                       ---------------  ---------------   ---------------  ---------------
        Total Liabilities                                   18,826,944       17,986,534        15,717,937       15,016,306
                                                       ---------------  ---------------   ---------------  ---------------

        Total Shareholders' Equity and Liabilities     W    56,469,662  W    53,945,613   $    47,144,483  $    45,037,245
                                                       ===============  ===============   ===============  ===============

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION

                      NON-CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                  Translation into
                                                                  Korean Won                    U.S. Dollars (Note 2)
                                                      --------------------------------   ---------------------------------
                                                            2003             2002              2003              2002
                                                      ---------------  ---------------   ---------------   ---------------
                                                                (In millions)                     (In thousands)
                                                                    (In thousands, except per share amounts)
OPERATING REVENUES (Note 18):
   Sale of electricity                                W    22,087,455  W    20,716,297   $    18,440,020   $    17,295,289
   Other operating revenues                                   310,034          331,578           258,836           276,822
                                                      ---------------  ---------------   ---------------   ---------------
                                                           22,397,489       21,047,875        18,698,856        17,572,111
                                                      ---------------  ---------------   ---------------   ---------------

OPERATING EXPENSES (Notes 15, 16 and 18):
   Power generation, transmission, distribution             3,560,513        3,365,041         2,972,544         2,809,351
   Purchased power                                         15,724,513       14,532,830        13,127,828        12,132,936
   Other operating costs                                      307,539          327,226           256,753           273,189
   Selling and administrative expenses                        992,115          940,017           828,284           784,786
                                                      ---------------  ---------------   ---------------   ---------------
                                                           20,584,680       19,165,114        17,185,409        16,000,262
                                                      ---------------  ---------------   ---------------   ---------------

OPERATING INCOME                                            1,812,809        1,882,761         1,513,447         1,571,849

OTHER INCOME (EXPENSES):
   Interest income                                             38,780           23,710            32,376            19,795
   Interest expense                                          (583,556)        (627,954)         (487,190)         (524,257)
   Gain (loss) on foreign currency transactions
     and translation, net                                    (183,676)         398,543          (153,345)          332,730
   Donations                                                 (125,090)         (76,825)         (104,433)          (64,139)
   Rent                                                       121,535          108,439           101,465            90,532
   Gain on valuation using the equity method of
     accounting (Note 6)                                    2,123,518        2,178,492         1,772,849         1,818,745
   Gain on disposal of investments, net (Note 6)               45,214          433,335            37,747           361,776
   Loss on disposal of utility plant, net                      (2,755)         (16,671)           (2,300)          (13,918)
   Valuation gain (loss) on currency and interest
     rate swaps, net (Note 14)                                (59,689)          63,158           (49,832)           52,728
   Other, net (Note 6)                                        (87,531)         (38,695)          (73,075)          (32,305)
                                                      ---------------  ---------------   ---------------   ---------------
                                                            1,286,750        2,445,532         1,074,262         2,041,687
                                                      ---------------  ---------------   ---------------   ---------------

ORDINARY INCOME                                             3,099,559        4,328,293         2,587,709         3,613,536

INCOME TAX EXPENSE (Note 17)                                 (783,621)      (1,268,478)         (654,216)       (1,059,006)
                                                      ---------------  ---------------   ---------------   ---------------

NET INCOME                                            W     2,315,938  W     3,059,815   $     1,933,493   $     2,554,530
                                                      ===============  ===============   ===============   ===============

ORDINARY INCOME PER SHARE (Note 2)                    W         3,674  W         4,788   $          3.07   $          4.00
                                                      ===============  ===============   ===============   ===============

EARNINGS PER SHARE (Note 2)                           W         3,674  W         4,788   $          3.07   $          4.00
                                                      ===============  ===============   ===============   ===============

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


       NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                Translation into
                                                                 Korean Won                   U.S. Dollars (Note 2)
                                                      --------------------------------  --------------------------------
                                                             2003            2002            2003             2002
                                                      ---------------  ---------------  ---------------  ---------------
                                                               (In millions)                     (In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
        Unappropriated retained earnings carried
            over from prior years                     W             -  W             -  $             -  $             -
        Net income                                          2,315,938        3,059,815        1,933,493        2,554,530
                                                      ---------------  ---------------  ---------------  ---------------
                                                            2,315,938        3,059,815        1,933,493        2,554,530
                                                      ---------------  ---------------  ---------------  ---------------

APPROPRIATIONS OF RETAINED EARNINGS:
        Legal reserve                                           1,619                -            1,352                -
        Reserve for business expansion                      1,512,782        2,368,465        1,262,967        1,977,346
        Reserve for investment in social overhead
            capital                                            80,000          120,000           66,789          100,184
        Reserve for research and human development             60,000           60,000           50,092           50,092
        Cash dividends (Note 10)                              661,537          511,350          552,293          426,908
                                                      ---------------  ---------------  ---------------  ---------------
                                                            2,315,938        3,059,815        1,933,493        2,554,530
                                                      ---------------  ---------------  ---------------  ---------------

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED
FORWARD TO SUBSEQUENT YEAR                            W             -  W             -  $             -  $             -
                                                      ===============  ===============  ===============  ===============



        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                 Translation into
                                                                  Korean Won                   U.S. Dollars (Note 2)
                                                      --------------------------------    ----------------------------
                                                             2003             2002            2003           2002
                                                      ---------------   --------------    ------------    ------------
                                                                 (In millions)                    (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            W     2,315,938   W    3,059,815    $  1,933,493    $  2,554,530
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                            1,589,864        1,485,956       1,327,320       1,240,571
   Utility plant removal cost                                 243,184          256,010         203,025         213,733
   Provision for severance and retirement benefits             94,166           92,915          78,616          77,572
   Provision for self insurance                                 6,400            5,465           5,343           4,563
   Allowance for doubtful accounts                             13,658           15,514          11,402          12,952
   Interest expense                                            10,246            8,650           8,554           7,222
   Loss (gain) on foreign currency translation, net           189,650         (370,871)        158,333        (309,627)
   Gain on valuation using the equity method of
       accounting                                          (2,123,518)      (2,178,492)     (1,772,849)     (1,818,745)
   Gain on disposal of investments, net                       (45,214)        (433,335)        (37,747)       (361,776)
   Loss on disposal of utility plant, net                       2,755           16,671           2,300          13,918
   Valuation loss (gain) on currency and interest
        rate swaps                                             59,689          (63,158)         49,832         (52,728)
   Increase in trade receivables                             (115,201)        (109,221)        (96,177)        (91,184)
   Increase in other account receivables                      (58,270)         (20,915)        (48,647)        (17,461)
   Decrease in inventories                                     73,626           43,910          61,468          36,659
   Increase in other current assets                           (76,215)         (58,614)        (63,629)        (48,935)
   Increase in trade payables                                  17,778           82,880          14,842          69,194
   Increase in other accounts payable                          19,422           95,643          16,214          79,849
   Increase(decrease) in income tax payable                  (518,607)         408,698        (432,966)        341,207
   Decrease in accrued expenses                               (20,050)         (30,317)        (16,739)        (25,311)
   Increase(decrease) in other current liabilities             21,422          (21,504)         17,884         (17,953)
   Increase in deferred income tax liabilities                107,888          335,622          90,072         280,199
   Increase in other long-term liabilities                    161,447           92,774         134,786          77,454
   Payment of severance and retirement benefits                (8,355)          (6,692)         (6,975)         (5,587)
   Payment of self-insurance                                   (1,011)          (1,171)           (844)           (978)
   Other, net                                                   1,722          (18,849)          1,437         (15,737)
                                                      ---------------   --------------    -------------   ------------
Net cash provided by operating activities                   1,962,414        2,687,384        1,638,348      2,243,601
                                                      ---------------   --------------    -------------   ------------

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                               Translation into
                                                               Korean Won                    U.S. Dollars (Note 2)
                                                      -----------------------------      ------------------------------
                                                          2003             2002              2003              2002
                                                      ------------    -------------      ------------      ------------
                                                                (In millions)                     (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
   Disposal of utility plant                          W     35,992    W      72,311      $     30,049      $     60,370
   Additions to utility plant                           (3,624,453)      (3,461,673)       (3,025,924)       (2,890,026)
   Receipt of construction grants                          611,862          624,527           510,822           521,395
   Proceeds from disposal of investment securities         555,940          746,633           464,134           623,337
   Acquisition of investment securities                    (13,973)         (31,621)          (11,666)          (26,400)
   Collection of long-term loans                             5,077                -             4,238                 -
   Payment of long-term loans                              (28,060)         (22,567)          (23,426)          (18,840)
   Acquisition of intangibles                               (6,297)         (30,790)           (5,257)          (25,706)
   Collection of short-term loans                            8,455            7,868             7,059             6,569
   Withdrawal of short-term financial instruments           84,000          119,587            70,129            99,839
   Acquisition of short-term financial instruments         (66,000)         (79,000)          (55,101)          (65,954)
   Decrease (increase) in other non-current assets         (13,026)           8,097           (10,877)            6,760
                                                      ------------    -------------      ------------      ------------
   Net cash used in investing activities                (2,450,483)      (2,046,628)       (2,045,820)       (1,708,656)
                                                      ------------    -------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from short-term borrowings                      16,245                -            13,562                 -
   Proceeds from long-term debt                          3,583,164        1,909,246         2,991,454         1,593,961
   Payment of current portion of long-term debt         (2,454,218)      (1,358,240)       (2,048,938)       (1,133,946)
   Payment of long-term debt                               (33,341)        (760,084)          (27,835)         (634,567)
   Acquisition of treasury stock                          (180,120)               -          (150,375)                -
   Cash dividends                                         (511,179)        (351,065)         (426,765)         (293,092)
   Other, net                                             (175,721)         (30,428)         (146,703)          (25,403)
                                                      ------------    -------------      ------------      ------------
   Net cash provided by (used in) financing
     activities                                            244,830         (590,571)          204,400          (493,047)
                                                      ------------    -------------      ------------      ------------

NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                      (243,239)          50,185          (203,072)           41,898
                                                      ------------    -------------      ------------      ------------

CASH AND CASH EQUIVALENTS,
   BEGINNING OF THE PERIOD                                 610,056          559,871           509,314           467,416
                                                      ------------    -------------      ------------      ------------

CASH AND CASH EQUIVALENTS, END OF
   THE PERIOD                                         W    366,817     W    610,056      $    306,242      $    509,314
                                                      ============    =============      ============      ============

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

1. THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2003, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.42 percent, 21.55 percent and
28.98 percent of the Company's shares, respectively.

The Company spun off its Power Generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act ("KEPCO Act") the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies and the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

In 2003, the Company adopted Statements of Korea Accounting Standards ("SKAS") No 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial reporting, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of financing costs, investment in securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Bank of Korea Basic Rate of W1,197.80 to US $1.00 at December 31, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea, net of depreciations. Expenditures incurred after the acquisition of the property, plant and equipment that increases the future economic benefits beyond the property's most recently measured performance are capitalized as additions to property, plant and equipment.

The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the years ended December 31, 2003 and 2002, the amount of capitalized interest was W127,367 million and W74,382 million, respectively, of which net foreign currency transactions and translation gains deducted from the capitalized interest amounted to W1,850 million for the year ended December 31, 2002.

The impact on the Company's financial position as of and for the year ended December 31, 2003, if the interest and other borrowing costs were expensed instead of being capitalized, are shown below (won in millions).

                           Construction                                                Income before
                           in-progress        Total assets      Interest expense     Income tax expense
                      -------------------  ------------------  -------------------  ---------------------
Capitalized           W         2,266,928  W       56,469,662  W           583,556  W           3,099,559
Expensed                        2,139,561          56,342,295              710,923              2,972,192
                      -------------------  ------------------  -------------------  ---------------------
                      W           127,367  W          127,367  W          (127,367) W             127,367
                      ===================  ==================  ===================  =====================

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                                                           Years
                                                      ---------------
                             Buildings                   8, 15, 30
                             Structures                  8, 15, 30
                             Machinery                      16
                             Ships                           9
                             Vehicles                        4
                             Others                          4

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in subsequent reporting period, the amount equal to the excess is treated as reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized.

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

     .    Grants from the government or public institutions
     .    Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W611,862 million and W624,527 million of construction grants, and offset W123,862 million and W140,346 million against depreciation expense, and W50,349 million and W65,629 million against utility plant removal cost for the year ended December 31, 2003 and 2002, respectively.

Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Investment Securities other than those Accounted for Using the Equity Method

   Classification of Securities

   At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.

   Valuation of Securities

   Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

   After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

   Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

   If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

   If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders' equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder's equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest method.

Investment Securities Using the Equity Method

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 20 years, of related assets.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants shall be recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue.

The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise.

When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are W316,503 million and W226,708 million as of December 31, 2003 and 2002, respectively. Actual severance payments were W8,355 million and W6,692 million for the years ended December 31, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W95 million and W99 million as of December 31, 2003 and 2002, respectively, are presented as a deduction from accrued severance benefits. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was W1,197.80 and W1,200.40 to US$ 1.00 at December 31, 2003 and 2002, respectively. The translation gains or losses are reflected in current operations.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.

Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deduction for tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 630,372,064 shares and 639,046,001 shares for the years ended December 31, 2003 and 2002, respectively.

3. PROPERTY, PLANT AND EQUIPMENT:

(1)  Asset revaluation

     The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was W12,552,973 million (See Note 9).

(2)  Publicly announced land prices

     The published price of the Company's land as announced by the Korean government is as follows (won in millions):

                                                             Area
                        Purpose                        (Square meters)       Book value         Land prices
     --------------------------------------------     -----------------   ----------------   ---------------
     Transmission and distribution sites and other        16,901,743      W     3,327,851    W     3,347,628

(3)  Changes in utility plant

     Changes in cost of utility plant, accumulated depreciation and construction grants for the year ended December 31, 2003 are shown below (won in millions).

        [Cost]
                   December 31,          Increase                      Decrease         December 31,
                                 ----------------------------  ------------------------
                      2002        Acquisition        Other      Disposal       Other        2003
                   ------------  ---------------  -----------  ------------ ----------- ------------
        Land       W  3,321,378  W           457  W    40,054  W     34,038   W       - W  3,327,851
        Buildings     2,135,878              161      195,653         4,284       4,204    2,323,204
        Structures   22,415,717               75    2,048,353             -     343,258   24,120,887
        Machinery     6,266,774            3,962      988,597           200     122,513    7,136,620
        Vehicles         55,333            9,025          347         4,348       1,346       59,012
        Ships               266                -            -            14           -          252
        Others          236,689           20,133       14,739         1,334       2,771      267,456
                  -------------  ---------------  -----------  ------------ ----------- ------------
    Utility plant    34,432,035           33,813    3,287,743        44,218     474,092   37,235,281
    Construction
     in-progress      1,986,138        3,590,641            -     3,257,619      52,232    2,266,928
                  -------------  --------------- ------------  ------------ ----------- ------------
                   W 36,418,173  W     3,624,454 W  3,287,743  W  3,301,837 W   526,324 W 39,502,209
                  =============  =============== ============  ============ =========== ============

                                      -6-

         [Accumulated depreciation]
                   December 31,          Increase                      Decrease         December 31,
                                 ----------------------------  ------------------------
                      2002        Depreciation        Other      Disposal       Other        2003
                   ------------  ---------------  -----------  ------------ ----------- ------------
      Buildings    W    344,789  W       110,801  W    11,612  W      1,118 W       746 W    465,338
      Structures      2,984,483          725,040       24,200        47,004           -    3,686,719
      Machinery       2,371,808          684,739       72,913        73,432         116    3,055,912
      Vehicles           45,307            6,668           22         1,337       4,347       46,313
      Ships                 196               19            -             -          10          205
      Others            193,040           28,457          413         2,691       1,333      217,886
                   ------------  ---------------  -----------  ------------ ----------- ------------
                   W  5,939,623  W     1,555,724  W   109,160  W    125,582 W     6,552 W  7,472,373
                   ============  ===============  ===========  ============ =========== ============

         [Construction grants]
                                             Increase                     Decrease
                                         -------------------------   -------------------------------
                                            Received                     Offset
                        December 31,          from                       against      Offset against  December 31,
                            2002            customers      Other       depreciation    removal cost        2003
                       ---------------   -------------  ----------   ---------------  --------------- ------------
      Construction
       grants          W     2,321,138   W     611,862  W       -     W      123,862  W     50,349    W  2,758,789


4.   INTANGIBLES:

(1)  Intangibles as of December 31, 2003 are shown below (won in millions).

                                                      Accumulated
                                      Cost            amortization       Impairment       Book value
                                ----------------    ---------------    -------------   ----------------
      Development cost          W        158,399    W         51,565   W           -   W        106,834
      Others                             127,817              90,284               -             37,533
                                ----------------    ----------------   -------------   ----------------
                                W        286,216    W        141,849   W           -   W        144,367
                                ================    ================   =============   ================

(2) Changes in intangibles for the year ended December 31, 2003 are shown below (won in millions).

                                                        Increase                     Decrease
                                              -------------------------  ----------------------------
                               December 31,                                                              December 31,
                                  2002         Acquisition      Other    Amortization         Other          2003
                              -------------   ------------- -----------  -------------    -----------    ------------
      Development cost        W     63,659    W        -    W    65,131    W    21,956    W         -    W    106,834
      Others                        31,215         6,297         17,847         12,184          5,642          37,533
                              ------------    ----------    -----------    -----------    -----------    ------------
                              W     94,874    W     6,297   W    82,978    W    34,140    W     5,642    W    144,367
                              ============    ===========   ===========    ===========    ===========    ============

(3) Ordinary development expenses for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                   2003               2002
                                             --------------     --------------
     Ordinary development expenses           W      131,545     W      106,730


5. INSURED ASSETS:

Insured assets as of December 31, 2003 are as follows (won in millions):

                    Insured assets                   Insurance type              Insured value
           -----------------------------    --------------------------------    --------------
             Buildings and machinery          Fire insurance                    W      386,458
             Buildings and machinery          Assemble insurance                       365,312
             Buildings                        General insurance                        149,354
             Construction in progress         Construction insurance                    97,537

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, loading insurance for inventories, general insurance for movables, insurance against cash theft, a casualty insurance for its employees and compensation liability insurance for its directors.

6.   INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                           2003                  2002
                                                      --------------        --------------
     Other current assets
        Held-to-maturity securities                   W            5        W            -
                                                      --------------        --------------
     Investment securities
        Available-for-sale-securities                         93,070                86,492
        Held-to-maturity securities                               35                    55
        Securities subject to equity method               23,772,264            22,152,731
                                                      --------------        --------------
                                                          23,865,369            22,239,278
                                                      --------------        --------------
                                                      W   23,865,374        W   22,239,278
                                                      ==============        ==============


     Held-to-maturity securities are government and municipal bonds.

(2) Available-for-sale securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                      2003                                2002
                                                 --------------------------------------------   ------------------------
                                                   Ownership       Acquisition                   Ownership
              Company name                            (%)             cost        Book value        (%)       Book value
--------------------------------------------     -------------    --------------  -----------   -----------  -----------
Securities Market Stabilization Fund                 7.64         W       7,763   W    7,763       7.57      W    20,744
Energy Savings Investment Cooperative                40.6                 5,000        5,000       40.6            5,000
Korea Power Exchange                                 50.0                62,606       62,606       50.0           49,855
Hwan Young Steel Co., Ltd.                              -                 1,364          120          -              120
Investment securities in treasury stock fund            -                26,295       17,581          -           10,773
                                                                  --------------  -----------                -----------
                                                                  W     103,028   W   93,070                 W    86,492
                                                                  ==============  ===========                ===========

     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on valuation of available for sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to W8,714 million and W8,509 million as of December 31, 2003 and 2002, respectively.

     Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value. But the Company recognized impairment loss of W1,244 million between the acquisition cost and the net asset value of Hwan Young Steel Co., Ltd.

(3) Securities subject to the equity method as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                        2003                                        2002
                                              --------------------------------------------------------  --------------------------
                                                Ownership     Acquisition     Net Asset                  Ownership
              Company name                         (%)           cost           Value     Book Value        (%)       Book value
--------------------------------------------  -------------  --------------  ----------- -------------  ------------  ------------
 Korea Hydro & Nuclear Power Co.,
   Ltd.                                         100.0        W  9,364,799    W 11,014,714 W 11,014,714    100.0       W 10,577,527
 Korea South-East Power Co., Ltd.               100.0           1,232,004       1,990,715    1,990,715    100.0          1,679,117
 Korea Midland Power Co., Ltd.                  100.0           1,325,891       2,080,695    2,080,695    100.0          1,781,127
 Korea Western Power Co., Ltd.                  100.0           1,442,638       1,988,052    1,988,052    100.0          1,772,973
 Korea Southern Power Co., Ltd.                 100.0           1,797,378       2,092,460    2,092,460    100.0          1,953,743
 Korea East-West Power Co., Ltd.                100.0           2,322,905       2,424,164    2,424,164    100.0          2,373,207
 Korea Power Engineering Co., Ltd.               97.9               4,991         195,624       69,038     97.9             51,991
 Korea Plant Service & Engineering
   Co., Ltd.                                    100.0               6,000         267,041      267,041    100.0            238,947
 KEPCO Nuclear Fuel Co., Ltd.                    96.4              89,757         157,701      145,098     96.4            134,538
 Korea Electric Power Data Network
   Co., Ltd.                                    100.0              64,000         129,724      115,382    100.0            118,075
 Korea Electric Power Industrial
   Development, Ltd.                             49.8               7,987          22,092       22,092    100.0             40,730

                                                                         2003                                       2002
                                              --------------------------------------------------------  ---------------------------
                                                Ownership     Acquisition     Net Asset                  Ownership
              Company name                         (%)           cost           Value      Book Value       (%)         Book value
--------------------------------------------  -------------  -------------- ------------- -------------  ------------  ------------
 Powercomm Corporation (*)                       43.1        W    323,470   W     363,687  W    363,687    44.0        W    359,090
 Korea Gas Corporation                           24.5              94,500         740,280       740,280    24.5             690,705
 Korea District Heating Co.                      26.1               5,660         159,165       159,165    26.1             147,898
 KEPCO International Hong Kong
   Ltd. (*)                                     100.0              15,102         173,629       173,629   100.0             124,808
 KEPCO International Philippines
   Inc. (*)                                     100.0             104,832         126,052       126,052   100.0             108,255
                                                             --------------  ------------  ------------                ------------
                                                             W 18,201,914    W 23,925,795  W 23,772,264                W 22,152,731
                                                             ==============  ============  ============                ============

(*) The Company used draft financial statement of Powercomm Corporation, KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc. for equity method valuation.

     If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method over five years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. As of December 31, 2003, there are no positive or negative goodwill.

     The Company eliminates the unrealized gains arising from the transactions with affiliates in equity method valuation. The eliminated gain arising from the transaction with Korea Power Engineering Co., Ltd, KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to W 126,586 million, W12,603 million and W14,342 million, respectively, for the year ended December 31,2003 and W119,475 million, W15,562 million and W2,401 million, respectively, for the year ended December 31, 2002.

     In 2003, the Company has disposed some of its investments in Korea Electric Power Industrial Development and Powercomm Corporation, with the gain on disposal of investments of W45,214 million and in 2002, the Company has disposed some of its investments in Powercomm Corporation, with the gain on disposal of investments of W433,335 million.

     As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and KEILCO. In 2003 and 2002, the Company acquired additional share of KEPCO International Philippines Inc. amounting to W1,223 million and W12,453 million, respectively.

(4) Details of valuation using the equity method are as follows (won in millions):

                                                     2003                                              2002
                         --------------------------------------------------------   --------------------------------------------
                                           Gain on                                                    Gain on
                                          valuation                                                  valuation
                                          using the                                                  using the
                         Book Value as  equity method               Book value as     Book value    equity method
                         of January 1,      of                       of December     as of January       of
     Company name            2003        accounting       Others(*)    31, 2003        1, 2002       accounting       Others(*)
------------------------ ------------   --------------  ------------- ------------  -----------     -------------- -------------
 Korea Hydro & Nuclear
   Power Co., Ltd.       W 10,577,527   W   652,182     W  (214,995)  W 11,014,714  W 9,930,683     W   816,577    W  (169,733)
 Korea South-East
   Power Co., Ltd.          1,679,117       345,669         (34,071)     1,990,715    1,398,275         305,795        (24,953)
 Korea Midland Power
   Co., Ltd.                1,781,127       345,230         (45,662)     2,080,695    1,482,997         321,073        (22,943)
 Korea Western Power
   Co., Ltd.                1,772,973       254,077         (38,998)     1,988,052    1,573,395         229,494        (29,916)
 Korea Southern Power
   Co., Ltd.                1,953,743       182,849         (44,132)     2,092,460    1,813,187         146,893         (6,337)
 Korea East-West Power
   Co., Ltd.                2,373,207        84,995         (34,038)     2,424,164    2,295,361          73,621          4,225
 Korea Power Engineering
   Co., Ltd.                   51,991        28,800         (11,753)        69,038       46,352          30,623        (24,984)

                                                              2003                                           2002
                                -----------------------------------------------------------   --------------------------------------
                                                    Gain on                                                Gain on
                                                   valuation                                               valuation
                                                    using the                                 Book value   using the
                                  Book value as      equity                   Book value as      as of       equity
                                  of January 1,     method of                  of December    03 January   method of
   Company name                       2003         accounting     Others (*)     31, 2003       1, 2002    accounting     Others (*)
------------------------------  ---------------- -------------  ------------  -------------   ----------  ------------  ------------
 Korea Plant Service &
   Engineering Co., Ltd.             238,947         37,094       (9,000)         267,041        212,431       33,116      (6,600)
 KEPCO Nuclear Fuel
   Co., Ltd.                         134,538         12,487       (1,927)         145,098        119,555       14,983           -
 Korea Electric Power
   Data Network Co., Ltd.            118,075          1,807       (4,500)         115,382        112,209       14,911      (9,045)
 Korea Electric Power
   Industrial Development, Ltd.       40,730          3,114      (21,752)          22,092         34,879        8,751      (2,900)
 Powercomm Corporation               359,090         10,421       (5,824)         363,687        718,126       35,400    (394,436)
 Korea Gas Corporation               690,705         73,329      (23,754)         740,280        698,164       63,370     (70,829)
 Korea District Heating Co.          147,898         13,304       (2,037)         159,165        134,955       14,154      (1,211)
 KEPCO International
   Hong Kong Ltd.                    124,808         56,817       (7,996)         173,629         87,647       55,409     (18,247)
 KEPCO International
  Philippines Inc.                   108,255         21,343       (3,546)         126,052         96,922       14,322      (2,988)
                                ------------    -----------   ----------     ------------   ------------  -----------  ----------
                                W 22,152,731    W 2,123,518   W (503,985)    W 23,772,264   W 20,755,138  W 2,178,492  W (780,897)
                                ============    ===========   ==========     ============   ============  ===========  ==========

(*) Others are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

     Gain on valuation of securities subject to equity method, which are recorded in capital adjustments amount to W 53,412 million and W 60,886 million as of December 31, 2003 and 2002, respectively.

7.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in million):

                                            2003                   2002
                                     ------------------     -----------------
              Short-term loans       W            9,267     W           8,450
              Long-term loans                   142,368               128,656
                                     ------------------     -----------------
                                     W          151,635     W         137,106
                                     ==================     =================

8.   INVENTORIES:

Inventories as of December 31, 2003 and 2002 consist of the following (won in millions):

                                          2003                  2002
                                   -----------------      ----------------
              Raw materials        W           1,991      W          1,291
              Supplies                        73,066                57,169
              Other                            3,739                 6,757
                                   -----------------      ----------------
                                   W          78,796      W         65,217
                                   =================      ================

9.   SHAREHOLDERS' EQUITY:

(1)  Capital

     The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,748,573 shares are issued as of December 31, 2003. In 2003, the Company's capital was increased by W3,238 million (647,697 shares) in the form of fixed asset injection by the government of the Republic of Korea.

(2)  Capital Surplus

     Capital surplus as of December 31, 2003 and 2002 is as follows (won in millions):

                                                               2003                2002
                                                       ------------------   -----------------
           Paid-in capital in excess of par value      W          811,301   W         799,876
           Reserves for asset revaluation                      12,552,973          12,552,973
           Other capital surplus                                1,009,505             958,730
                                                       ------------------   -----------------
                                                       W       14,373,779   W      14,311,579
                                                       ==================   =================

     The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Retained earnings

     Appropriated retained earnings as of December 31, 2003 and 2002 consist of the following (won in millions):

                                                                       2003             2002
                                                                --------------   ------------
           Legal reserve                                        W    1,600,252   W   1,600,252
           Reserve for business rationalization                         31,900          31,900
           Reserve for business expansion                           10,925,338       8,556,873
           Reserve for investment on social overhead capital         5,012,449       4,892,449
           Reserve for research and human development                  120,000          60,000
           Voluntary reserve                                           210,000         210,000
                                                                --------------   -------------
                                                                W   17,899,939   W  15,351,474
                                                                ==============   =============

     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

     Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

     The reserves for the investment on social overhead capital and research and human development are appropriated by the Company to avail of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law. As of December 31, 2003, the amounts of reserves for the investment on social overhead capital and research and human development allowable under the Tax Incentive Control Law are W807,610 million and W175,885 million, respectively.

(1)  Capital adjustments

     Capital adjustments as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                 2003            2002
                                                           ---------------   -------------
        Treasury stock                                     W      (195,379)  W     (16,670)
        Valuation using the equity method                           53,412          60,886
        Investment securities in treasury stock fund                (8,714)         (8,509)
                                                           ---------------   -------------
                                                           W      (150,681)  W      35,707
                                                           ===============   =============

     The Company has shares held as treasury stock amounting to W195,379 million (10,713,050 shares) and W 16,669 million (913,375 shares) as of December 31, 2003 and 2002, respectively, for the purpose of stock price stabilization.

10.  DIVIDENDS:

Dividends as of December 31, 2003 and 2002 are as follows (won in millions, except per share data):

(1)  Earnings available for dividend

                                                              2003               2002
                                                         --------------    --------------
        Retained earnings before appropriation           W    2,315,938    W    3,059,815
        Transfer from the voluntary reserve                           -                 -
        Appropriation of the legal reserve and others        (1,654,401)       (2,548,465)
        Other appropriation of retained earnings                      -                 -
                                                         --------------    --------------
        Earnings available for dividends                 W      661,537    W      511,350
                                                         ==============    ==============

(2)  Dividend

                                           Outstanding   Dividend     Dividend
                                              stocks       rate       per share   Total dividend
                                         -------------- ----------  ------------ ---------------
      2003:
        Outstanding stocks other
          than treasury stock               630,035,523      21%       W 1,050      W  661,537
        Treasury stock                       10,713,050       -              -               -
                                         --------------                             ----------
                                            640,748,573                             W  661,537
                                         ==============                             ==========
      2002:

        Outstanding stocks other
          than treasury stock               639,187,501      16%       W   800      W  511,350
        Treasury stock                          913,375       -              -               -
                                         --------------                             ----------
                                            640,100,876                             W  511,350
                                         ==============                             ==========

(3)  Dividend to net income ratio (won in millions)

                                                      2003                2002
                                                --------------      --------------
                Dividend                        W      661,537      W      511,350
                                                --------------      --------------
                Net income                      W    2,315,938      W    3,059,815
                                                --------------      --------------
                Dividend to net income ratio             28.56%              16.71%
                                                ==============      ==============

(4)  Dividend yield ratio

                                                      2003                2002
                                                --------------      --------------
                Dividend per share              W        1,050      W          800
                                                --------------      --------------
                Stock price at the end of year  W       21,400      W       18,250
                                                --------------      --------------
                Dividend yield ratio                      4.91%               4.38%
                                                ==============      ==============

11.  BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of December 31, 2003 and 2002 are as follows (won in millions):

                                                  Annual interest
           Financial institution          Type        rate (%)          2003        2002
     -------------------------------  ----------- ----------------   ----------   --------
     National Agricultural
        Cooperative Federation         Overdraft     floating          W 16,245   W     -

(2) Long-term borrowings as of December 31, 2003 and 2002 are as follows (won in millions):

     (a)  Long-term borrowings denominated in Korean Won

                                                             Annual interest
           Financial institution              Type               rate (%)             2003             2002
     -------------------------------  -------------------   ----------------    --------------    -------------
     Korea Development Bank           Industrial facility     4.50~9.00         W    3,505,628    W   2,591,564
     Kookmin Bank                           General           6.07~6.16                      -           85,714
     Others                                    "              5.50~6.00                     35               37
                                                                                --------------    -------------
                                                                                     3,505,663        2,677,315
      Less: Current portion                                                           (715,775)        (629,522)
                                                                                --------------    -------------
                                                                                W    2,789,888    W   2,047,793
                                                                                ==============    =============

     (b)  Long-term borrowings denominated in foreign currency

                                                            Annual interest
           Financial institution             Type               rate (%)            2003             2002
     ---------------------------------  --------------     -----------------   --------------   ------------
     Barclays International Financial
        Services (Ireland) Ltd.            Commercial         6M Libor-1.00           187,851        376,482
     Kredit Anstalt Fur Wieder Aufbau       Public                6.00                      -            180
     Asia Development Bank                    "                   6.00                      -          1,415
                                                                               --------------   ------------
                                                                                      187,851        378,077
     Less: Current portion                                                           (187,851)      (189,836)
                                                                               --------------   ------------
                                                                               W            -   W    188,241
                                                                               ==============   ============

(3) Debentures as of December 31, 2003 and 2002 are as follows (won in millions):

                                                    Annual
                   Description                  interest rate (%)         2003          2002
     --------------------------------------    -----------------    -------------  ------------
     Domestic debentures (Electricity bonds)       4.79~11.30       W  4,235,000   W  2,755,000
     Foreign debentures(*)                          1.18~8.28          5,530,157      6,637,477
                                                                    ------------   ------------
                                                                       9,765,157      9,392,477
     Less: Current portion                                            (3,122,750)    (1,635,364)
           Discount on debentures issued                                 (46,055)       (19,834)
                                                                    ------------   ------------
                                                                    W  6,596,352   W  7,737,279
                                                                    ============   ============

     (*) In 2003, the Company has sold to KEPCO Cayman Company Limited the foreign debentures of US$ 250,000,000 and the right to exchange it into the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$ 250,000,000, the details of which are as follows:

     -    Maturity date: November 26, 2008
     - Qualifying Public Offering (QPO): QPO is the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform QPO prior to the maturity of the debentures, neither the Company guarantees the QPO of Powercomm Corporation.
     - Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt (DR)
     - Exchange period: From 10/th/ day after the listing of Powercomm Corporation to 10/th/ day before its maturity

     - Exchange price: 120 % of lower amount of market price on listing day or weighted average price for 10 days after its listing.
     - Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)
     - Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

          The Company has provided the payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

(4)  Exchangeable bonds

                                                Annual
                  Description              interest rate (%)      2003         2002
    ------------------------------------   ----------------    ---------    --------
    Overseas exchangeable bonds                 0.00             277,256           -
    Plus: Premium on debentures issued                            20,987           -
    Less: Conversion right adjustment                            (43,818)          -
                                                               ---------    --------
                                                                 254,425           -
                                                               =========    ========

     On November 4, 2003, the Company has issued overseas exchangeable bonds of JPY 28,245,468,400 with the premium value. The details of the bonds are as follows:

     -    Maturity date: November 4, 2008
     -    Amount to be paid at maturity: JPY 25,935,061,000
     - Exchange period: From December 15, 2003 to 10/th/ day prior to its maturity
     - Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).
     -    Exchange price: W30,000 per share
     - Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000,000 on November 6, 2006.

(5) Foreign currency debts, by currency, as of December 31, 2003 and 2002 are as follows (won in millions):

                                               2003                                   2002
                           -------------------------------------   --------------------------------------
                             Foreign currencies   Won equivalent   Foreign currencies      Won equivalent
                           --------------------   --------------   --------------------    --------------
     Long-term borrowings  US$      150,000,000   W      187,851   US$      301,179,115    W      377,897
                                                               -   EUR          143,104               180
                                                  --------------                           --------------
                                                         187,851                                  378,077
                                                  --------------                           --------------

     Debentures            US$    2,902,030,395        3,480,249   US$    3,980,542,219         4,785,584
                           JPY  175,060,000,000        1,959,972   JPY  175,060,000,000         1,773,130
                           EUR       25,183,000           37,839   EUR       25,183,000            31,664
                           GBP       24,467,000           52,097   GBP       24,467,000            47,099
                                                  --------------                           --------------
                                                       5,530,157                                6,637,477
                                                  --------------                           --------------
     Exchangeable bonds    JPY   25,935,061,000          277,256                                        -
                                                  --------------                           --------------
                                                  W    5,995,264                           W    7,015,554
                                                  ==============                           ==============

(6) Aggregate maturities of the Company's long-term debt as of December 31, 2003 are as follows (won in millions):

                             Local            Foreign
        Year ended         currency          currency        Electricity        Foreign        Exchangeable
        December 31       borrowings        borrowings          bonds          debentures         bonds          Total
      ---------------   --------------    --------------   --------------   --------------   -------------   ------------

           2004         W      715,775    W      187,851   W    2,120,000   W    1,002,750   W          -   W   4,026,376
           2005                819,744                 -          240,000        1,277,043              -       2,336,787
           2006              1,020,571                 -          690,000          348,656              -       2,059,227
           2007                576,769                 -          185,000        1,242,099              -       2,003,868
           2008                356,918                 -          880,000          328,287        277,256       1,842,461
        Thereafter              15,886                 -          120,000        1,331,322              -       1,467,208
                        --------------    --------------   --------------   --------------   ------------   -------------
                        W    3,505,663    W      187,851   W    4,235,000   W    5,530,157   W    277,256   W  13,735,927
                        ==============    ==============   ==============   ==============   ============   =============

12.  LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is W33,870 million as of December 31, 2003 and 2002, respectively. Depreciation of the leased assets amounted to W822 million and W10,235 million for the years ended December 31, 2003 and 2002, respectively.

(2) Annual payments under these lease agreements as of December 31, 2003 are as follows (won in millions):

                                                                 Amount
                                                   ----------------------------------
                       Year ending December 31     Financial lease    Operating lease
                       -----------------------     ---------------    ---------------
                                2004               W         4,414    W        1,685
                                2005                           375                 -
                                                   ---------------    --------------
                                                             4,789             1,685
                       Less: Interest                         (141)                -
                          Current portion                   (4,276)                -
                                                   ---------------    --------------
                                                   W           372    W        1,685
                                                   ===============    ==============

13.  FOREIGN CURRENCY DENOMINATED ASSETS:

There are no significant liabilities denominated in foreign currency other than those mentioned in Note 11 and significant assets denominated in foreign currencies as of December 31, 2003 and 2002 are as follows (won in millions):

                                                         2003                                2002
                                      ------------------------------------   --------------------------------
                                             Foreign          Equivalent          Foreign         Equivalent
                Account                     currencies        Korean Won         currencies       Korean Won
     -----------------------------    --------------------   -------------   -----------------   ------------
     Cash and cash equivalents          US$      4,578,195   W       5,484   US$    16,395,438   W      19,681
     Trade receivables                  US$      4,959,424           5,940   US$     3,497,537           4,198
     Other account receivables          US$        607,162             727   US$       644,263             773
     Other non-current assets           US$         11,560              14   US$        11,560              14
                 "                      JPY      5,859,783              66   JPY     5,859,783              59
                                                             -------------                       -------------
                                                             W      12,231                       W      24,725
                                                             =============                       =============

14.  SWAP TRANSACTIONS:

The Company entered into various swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(1) Currency swap contracts as of December 31, 2003 are as follows (foreign currency in millions):

                                   Contract   Settlement  Contract amounts in millions  Contract interest rate per annum
                                                          ----------------------------- --------------------------------
                                     year       year             Pay         Receive         Pay (%)         Receive (%)
                                   --------   ---------   --------------   ------------ ----------------   -------------
  The Sumitomo Bank Ltd.             1995        2005        US$    286    JPY   27,000       7.68              4.15
  Mizuho Co., Ltd.                   1995        2005                                      6M Libor +           3.40
  (former The Fuji Bank, Ltd.)                               US$    149    JPY   14,500       0.155
  Canadian Imperial Bank of          1996        2006                                       Libor + 0.13        3.80
    Commerce                                                 US$     97    JPY   10,000
  J.P. Morgan Chase Bank             1996        2006        US$    200    JPY   21,000     Libor + 0.14        4.00
  Deutsche Bank                      1998        2004        JPY  1,705                        6.41             7.11
  (former Bankers Trust Co.)                                 EUR     13
                                                             CHF     20
                                                             CAD     20    US$       55
  Deutsche Bank                      1998        2004        JPY  2,945                        6.36             7.05
  (former Bankers Trust Co.)                                 EUR     22
                                                             CHF     35
                                                             CAD     34    US$       95

                                      -15-


                                  Contract   Settlement   Contract amounts in millions   Contract interest rate per annum
                                                          ----------------------------   --------------------------------
                                    year        year            Pay         Receive          Pay (%)        Receive (%)
                                  --------   ----------   -------------- --------------  ---------------  ---------------
  J.P. Morgan Chase Bank &          2002        2007      JPY     76,700  US$       650       1.18              4.25
    Deutsche Bank (*)
  Barclays Bank PLC,                2002        2007      JPY     30,400  US$       250       1.04        3M Libor + 0.75
    London
  Deutsche Bank (**)                2003        2013      KRW178,350      US$       150      CD+3.3             7.75
  Union Bank of Switzerland (**)    2003        2013      KRW148,625      US$       125      CD+3.3             7.75
  Credit Swiss First Boston (**)    2003        2013      KRW 89,175      US$       125      CD+3.3             7.75

(*) If the Republic of Korea declares default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(**) The Company has purchased call option in addition to these swaps, under which the Company can exchange each KRW 5,945,000,000 into the amounts of KRW 5,000,000 multiplied by Spot FX (US$/KRW) until December 22, 2004, and the valuation for this call option is considered in the valuation of the swaps.

(2)  Interest rate swap contracts as of December 31, 2003 are as follows:

                                                   Notional amount       Contract interest rate per annum
                                                                        ----------------------------------
                                                     in millions              Pay (%)       Receive (%)          Term
                                                   -----------------    ----------------  ----------------    ----------
         J.P. Morgan Chase Bank                    US$           149          6.91           Libor+0.155       1995-2005
         Korea Development Bank                    US$            97          6.10            Libor+0.13       1997-2004
         Barclays Bank PLC, London                 US$           150       6M Libor-1         Libor+0.45       1997-2004
         Shinhan Bank                              US$           100          6.50               6.75          1997-2004
         Deutsche Bank                             US$            55          6.93                             1998-2004
         (formerly Bankers Trust Co.)              JPY         1,705                             6.41
                                                   EUR            13                             6.41
                                                   CHF            20                             6.41
                                                   CAD            20                             6.41
         Deutsche Bank                             US$            95          6.87                             1998-2004
         (formerly Bankers Trust Co.)              JPY         2,945                             6.36
                                                   EUR            22                             6.36
                                                   CHF            35                             6.36
                                                   CAD            34                             6.36
         Deutsche Bank                             US$           100    Max(6,074-Libor,   Max(Libor-6.074,    1998-2007
         (formerly Bankers Trust Co.)                                          0)                 0)
         Deutsche Bank                             US$           100   Max(Libor-6.074,0)  Max(6.074-Libor,    1998-2007
         (formerly Bankers Trust Co.)                                                             0)
         Deutsche Bank                             KRW       178,350       5%+2X[JPY/           CD+3.3         2003-2013
                                                                          KRW-11.03%]
         Union Bank of Switzerland                 KRW       148,625       5%+2X[JPY/           CD+3.3         2003-2013
                                                                          KRW-11.03%]
         Credit Swiss First Boston                 KRW        89,175       5%+2X[JPY/           CD+3.3         2003-2013
                                                                          KRW-11.03%]


(3) The gains and losses on swap transactions for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                     Other income (expense)
                                               ------------------------------
                                                    2003              2002
                                               ---------------     ----------
                Currency swap
                   Gains                       W        74,689     W     118,168
                   Losses                             (121,984)         (35,890)
                Interest rate swap
                   Gains                                13,975             5,843
                   Losses                              (26,369)         (24,963)
                                               ---------------     -------------
                                               W       (59,689)    W     63,158
                                               ===============     =============

15. POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                                2003              2002
                                                           --------------   --------------
     Fuel                                                          13,112            9,836
     Labor                                                        564,936          508,430
     Employee benefits                                             61,140           52,137
     Taxes and dues                                                16,199           15,708
     Rent                                                          21,258           20,010
     Depreciation                                               1,546,209        1,437,953
     Maintenance                                                  775,661          778,500
     Commission and consultation fees                              80,318           52,834
     Compensation expense                                          42,665           63,532
     Ordinary development expenses                                115,053           93,943
     Utility plant removal cost                                   243,177          255,942
     Others                                                        80,785           76,216
                                                           --------------   --------------
                                                           W    3,560,513   W    3,365,041
                                                           ==============   ==============

16. SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                                 2003                 2002
                                                           -----------------     ---------------
     Labor                                                 W         357,918     W     333,016
     Employee benefits                                                42,150            37,286
     Taxes and dues                                                   16,580            15,677
     Rent                                                             13,996            16,207
     Depreciation                                                     33,457            48,004
     Maintenance                                                      25,517            14,924
     Commission and consultation fees                                 73,255            78,470
     Ordinary development expenses                                    16,492            12,788
     Collection expense                                              280,051           253,040
     Promotion                                                        19,276            18,881
     Bad debts                                                        13,658            14,380
     Communication                                                    25,860            27,788
     Insurance                                                        12,296            11,701
     Rewards                                                           6,807             4,296
     Others                                                           54,802            53,559
                                                           -----------------     ---------------
                                                           W         992,115     W     940,017
                                                           =================     ===============

17. INCOME TAX EXPENSE:

(1) Income tax expense for the years ended December 31, 2003 and 2002 is as follows (won in millions):

                                                            2003                 2002
                                                      -----------------     --------------
     Income tax currently payable                     W     577,751         W    928,844
     Changes in deferred income taxes                       205,870              339,634
                                                      -----------------     --------------
     Income tax expense                               W     783,621         W  1,268,478
                                                      =================     ==============

(2) Deferred income tax liabilities as of December 31, 2003 and 2002 are as follows (won in millions).

                        Accumulated                           Deferred income
          Year     temporary differences     Tax rate (%)     tax liabilities
          ----     ---------------------     ------------    ------------------
         2002      W          (4,559,354)    29.7, 27.5%     W       (1,462,016)
         2001      W          (4,559,354)        29.7        W       (1,354,128)

     Accumulated temporary differences and deferred income tax liabilities as of December 31, 2002 were adjusted by W 329,904 million and W 97,982 million, respectively, according to the 2002 actual tax return and regular tax investigation by National Tax Service in 2003.

     Effectively January 1, 2005, the statutory tax rate including residual surcharge will be changed from 29.7 percent to 27.5 percent. Enacted future tax rate of 27.5 percent was applied to calculate the deferred income tax liabilities of which the tax effect will be realized after 2005.

18.  RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                Related party                           Transaction                         2003             2002
--------------------------------------------   ----------------------------------       ------------      ----------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.        Sales of electricity and others          W     92,380    W    138,270
  Korea South-East Power Co., Ltd.                            "                               49,124          41,148
  Korea Midland Power Co., Ltd.                               "                               26,749          21,734
  Korea Western Power Co., Ltd.                               "                               34,025          38,022
  Korea Southern Power Co., Ltd.                              "                               18,604          17,788
  Korea East-West Power Co., Ltd.                             "                               35,817          42,586
  Others                                                      "                               86,327          72,095
                                                                                        ------------    ------------
                                                                                        W    343,026    W    371,643
                                                                                        ============    ============
Purchases and others:
  Korea Hydro & Nuclear Power Co., Ltd.        Purchase of electricity and others       W  5,065,317    W  4,636,130
  Korea South-East Power Co., Ltd.                            "                            1,454,157       1,449,355
  Korea Midland Power Co., Ltd.                               "                            1,781,897       1,598,036
  Korea Western Power Co., Ltd.                               "                            2,122,901       2,011,776
  Korea Southern Power Co., Ltd.                              "                            2,048,591       1,785,817
  Korea East-West Power Co., Ltd.                             "                            1,867,833       1,844,336
  Korea Power Engineering Co., Inc.            Designing of the power plant and
                                               others                                         40,396          41,399
  Korea Plant Service & Engineering Co., Ltd.  Utility plant maintenance                      40,251          38,744
  Korea Electric Power Data Network Co., Ltd.  Maintenance of computer system                203,074         153,301
  Others                                       Commissions for service and others            168,552         154,349
                                                                                        ------------    ------------
                    Total                                                               W 14,792,969    W 13,713,243
                                                                                        ============    ============

(2) Receivables arising from related parties transactions as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                        2003                             2002
                                                ------------------------------------------------    ----------
                                                                    Other account
                                                     Trade           receivables
                 Related party                    receivables         and other        Total          Total
  -----------------------------------------      --------------     ------------  --------------    ----------
   Korea Hydro & Nuclear Power Co., Ltd.         W           -      W       319    W         319   W     8,020
   Korea South-East Power Co., Ltd.                      1,778              367            2,145         3,639
   Korea Midland Power Co., Ltd.                         1,107            2,232            3,339           382
   Korea Western Power Co., Ltd.                         1,940              248            2,188         3,145
   Korea Southern Power Co., Ltd.                        1,157              360            1,517         1,647
   Korea East-West Power Co., Ltd.                       1,978              213            2,191         4,518
   Others                                                1,990            9,607           11,597        10,603
                                                 -------------      -----------    -------------   -----------
                    Total                        W       9,950      W    13,346    W      23,296   W    31,954
                                                 =============      ===========    =============   ===========

(3) Payables arising from related parties transactions as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                          2003                                2002
                                                   ---------------------------------------------------     -----------
                                                        Trade        Other accounts
                  Related party                       payables       payable and other       Total            Total
  --------------------------------------------     -------------   ---------------------  ------------     -----------
  Korea Hydro & Nuclear Power Co., Ltd.            W     379,121       W      1,954       W    381,075    W    368,509
  Korea South-East Power Co., Ltd.                       117,954              4,411            122,365         124,031
  Korea Midland Power Co., Ltd.                          145,548              9,387            154,935         168,410
  Korea Western Power Co., Ltd.                          167,876                140            168,016         176,816
  Korea Southern Power Co., Ltd.                         179,803                 93            179,896         130,181
  Korea East-West Power Co., Ltd.                        142,776                223            142,999         142,017
  Korea Power Engineering Co., Inc.                            -              5,909              5,909           7,108
  Korea Plant Service & Engineering Co., Ltd.                  -              5,509              5,509           6,845
  Korea Electric Power Data Network Co., Ltd.                  -             56,334             56,334          25,502
  Others                                                   4,363             19,619             23,982          22,593
                                                   -------------       ------------       ------------    ------------
                     Total                         W   1,137,441       W    103,579       W  1,241,020    W  1,172,012
                                                   =============       ============       ============    ============


19.  CONTINGENT LIABILTIES:

(1) The Company is engaged in 226 lawsuits as a defendant and 36 lawsuits as a plaintiff. The total amount claimed from the Company is W88,666 million and the total amount claimed by the Company is W13,636 million as of December 31, 2003. The outcome of these lawsuits cannot presently be determined.

(2) The Company has provided debt repayment guarantees for its related parties in connection with the related parties' borrowings as of December 31, 2003 as follows:

     Loan type                     Guaranteed company            Financial institutions            Amount
     ---------            ------------------------------------   ----------------------    --------------------
     Foreign              KEPCO International Hong Kong Ltd.     Nippon Life Insurance     US$       82,006,000
     currency loan                        "                      Norinchukin Bank                    35,000,000
                                          "                      Korea Development Bank               9,272,000
                          KEPCO International Philippines Inc.   Korea Development Bank              45,435,000
                                                                                           --------------------
                                                                                           US$      171,713,000
                                                                                           ====================

(3) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 393,458,586 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees for the repayment of that borrowing.

(4) The Company's debts of W17,646,157 million, including borrowings of W13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, under the Commercial Code of the Republic of Korea. The balance of debts subject to those collective responsibilities as of December 31, 2003 is W4,652,007 million. (including the Company's borrowings of W1,203,052 million).

(5) Korea Development Bank has provided the repayment guarantees of US$151,263,250 for the Company's commercial borrowings. In addition, Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2003, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan. Guarantee amounts by currency are as follows.

                             USD                JPY             EUR           GBP
                         -------------     --------------    ----------    ----------
Guaranteed amounts       2,234,611,791     44,126,200,000    26,634,989    32,785,780
(including interest)

(6) Five banks including the National Agricultural Cooperative Federation has provided the Company a credit (overdraft) line amounting to W245,000 million as of December 31, 2003.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. As of December 31, 2003, the construction projects are temporarily suspended due to the political environments surrounding the Korean peninsula.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to W1,055,081 million and W 1,140,810 million for the years ended December 31, 2003 and 2002, respectively.

20.  STATEMENTS OF CASH FLOWS:

Cash flows from operating activities were presented using the indirect method. Transactions not involving cash flows for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                                         2003              2002
                                                                      -----------     ------------
  Reclassification of long term loans to short-term loans                  9,272           8,618
  Reclassification of construction in-progress to utility plant        3,257,619       4,100,723
  Reclassification of current portion of debentures                    3,122,750       1,632,145
  Reclassification of current portion of long term debt                  906,341         811,349

21. FINANCIAL INFORMATION FOR THE 4/TH/ QUARTER:

Major financial information for the 4/th/ quarter of 2003 and 2002 are as follows (won in millions except earnings per share amounts):

                                             2003             2002
                                         -----------      ------------
          Sales                          W 5,571,580      W 5,334,597
          Net income                          26,882          459,262
          Earnings Per Share                      43              719

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KOREA ELECTRIC POWER CORPORATION

                                            By:  /s/ Lee, Do-Shik
                                            --------------------------------
                                            Name: Lee, Do-Shik
                                            Title: Head of Treasury Department

Date: March 23, 2004